VIA EDGAR

March 27, 2018

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Moody’s Corporation
Registration Statement on Form S-4 (File No. 333-223724)

Ladies and Gentlemen:

This letter is sent on behalf of Moody’s Corporation (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 12:00 p.m., Eastern Time, on March 29, 2018 or as soon as practicable thereafter.

Very truly yours,

/s/ John J. Goggins

John J. Goggins

Executive Vice President and General Counsel

Moody’s Corporation

cc:    Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

Moody’s Corporation.  I  7 World Trade Center at 250 Greenwich Street  I  New York, NY 10007  I  t : 212-553-0300  I  www .moodys. com